[redacted]

09058666

SECUI SION

FEB 17 2009
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARACAP GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6140 Parkland Blvd Suite 300
(No. and Street)

Mayfield Heights (City) OH (State) 44124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840 extn 205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) Mayfield Village (City) OH (State) 44143 (Zip Code)

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARACAP GROUP LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES W. TYSON JR. MY COMMISSION EXPIRES JAN 8 2010 FORSYTH COUNTY, GA NOTARY PUBLIC

Notary Public

Signature

FINOP/CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARACAP GROUP, LLC

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2008

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

PARACAP GROUP, LLC

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER
PARACAP GROUP, LLC

We have audited the accompanying statement of financial condition of Paracap Group, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paracap Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

February 20, 2009

PARACAP GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 1,043,186
Prepaid expenses	104
	1,043,290
OTHER ASSETS	
Loan receivable from affiliate	100,000
	$ 1,143,290

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 28,910
Accrued liabilities	9,850
	38,760
LONG-TERM LIABILITIES	
Due to parent	25,188
	63,948

MEMBER'S EQUITY

MEMBER'S EQUITY	1,079,342
	$ 1,143,290

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

		PERCENTAGE OF REVENUES
REVENUES	$ 5,399,400	100.0 %
EXPENSES		
Guaranteed payments and officers' salaries	1,483,750	27.5
Office and miscellaneous	99,849	1.8
Professional fees	241,698	4.5
	1,825,297	33.8
OPERATING INCOME	3,574,103	66.2
INTEREST INCOME	10,803	.2
NET INCOME	$ 3,584,906	66.4 %

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY, BEGINNING OF YEAR	$ 194,436
DISTRIBUTIONS	(2,700,000)
NET INCOME	3,584,906
MEMBER'S EQUITY, END OF YEAR	$ 1,079,342

The accompanying notes are an integral part of these financial statements.

PÁRACAP GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 3,584,906
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash provided by changes in the followings items:		
Decrease in prepaid expenses	$ 535	
Increase in accounts payable	17,684	
Increase in accrued liabilities	4,800	23,019
Net cash provided by operating activities		3,607,925
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loan to affiliate		(100,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(2,700,000)
NET INCREASE IN CASH		807,925
CASH - BEGINNING OF YEAR		235,261
CASH - END OF YEAR		$ 1,043,186

The accompanying notes are an integral part of these financial statements.

PARACAP GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Paracap Group, LLC (the "Company"), an Ohio limited liability company, is a securities broker-dealer conducting business in the state of Ohio. The Company primarily provides capital raising and corporate development services.

Revenue Recognition

The Company recognizes revenue as services are provided.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company taxed as a single member LLC in which all elements of income and deductions are included in the tax returns of the member of the Company. Therefore, no provision for Federal or state income taxes has been included in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company exceeded its net capital requirement.

3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Paragon Group, LLC (the "Parent"). From time to time the Parent pays certain expenses on behalf of the Company. The Company accrues these expenses and has recorded a liability in the amount of $25,188 due to the Parent. The Company does not expect to repay the Parent within the next 12 months and has accordingly classified the liability as long-term in the accompanying statement of financial condition.

In addition, the Company advanced $100,000 as a non-interest bearing loan to an affiliated company. The Company does not expect to be repaid within the next 12 months and has accordingly classified the asset as non-current in the accompanying statement of financial condition.

PARACAP GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

PARTNERSHIP CAPITAL		$ 1,079,342
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL		
Loan receivable from affiliate	$ 100,000	
Other non-allowable assets	104	100,104
NET CAPITAL		979,238
MINIMUM REQUIRED NET CAPITAL		100,000
EXCESS NET CAPITAL		$ 879,238

See the reconciliation on page 13 between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding December 31, 2008 FOCUS Report as filed by the Company.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2008

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i).

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2008

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(i).

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2008

Not required to prepare. Paracap Group, LLC does not effect trades in the commodity markets.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

STATEMENT OF CHANGES TO LIABILITIES SUBORDINATED TO CREDITORS
REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2008

Not required to prepare. ParaCap Group LLC had no liabilities subordinated to creditors.

See the accompanying Independent Auditors' Report.

PARACAP GROUP, LLC

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEAR ENDED DECEMBER 31, 2008

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:				
1	Total partnership capital from statement of financial condition	$ 1,079,342	$ 984,143	$ 95,199 *
6a	Total non-allowable assets from statement of financial condition	(100,104)	(104)	(100,000)
10	Net capital	$ 979,238	$ 984,039	$ (4,801)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,263	$ 3,943	$ 320
12	Minimum dollar requirement	$ 100,000	$ 100,000	$ -
13	Net capital requirement	$ 100,000	$ 100,000	$ -
14	Excess net capital:			
	Net capital	$ 979,238	$ 984,039	$ (4,801)
	Less: Net capital requirement	(100,000)	(100,000)	-
	Total	$ 879,238	$ 884,039	$ (4,801)
15	Excess net capital at 1000 percent			
	(Line 10 less 10% of line 19)	$ 972,843	$ 978,124	$ (5,281)
AGGREGATE INDEBTEDNESS:				
16 and 19	Aggregate indebtedness	$ 63,948	$ 59,147	$ 4,801
20	Percent of aggregate indebtedness to net capital	7%	6%	1%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

* The increase represents the net effect of the following two audit adjustments: 1) an increase to accrued rent expense in the amount of $4,801 and 2) a decrease in distributions paid in the amount of $100,000.

See the accompanying Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBER
PARACAP GROUP, LLC

In planning and performing our audit of the financial statements of Paracap Group, LLC (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards

established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

February 20, 2009